Exhibit 99.6

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

January 29, 2010	Trading Symbol: TSX – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

Oromin provides Exploration and Development Highlights and 2010 Objectives for OJVG Sabodala Gold Project

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group (OJVG), is pleased to review exploration and development highlights and 2010 objectives for the OJVG Sabodala Gold Project in eastern Senegal, West Africa.

Continuing Successful Exploration Results and Development Progress in 2009:

  212 sq km property position in West Africa’s fastest growing gold camp, with one operating mine and more than 10 million ounces of gold resources reported to date by the various Companies with holdings in this camp.

  Oromin has defined 7 gold deposits, 4 new discoveries and 18 gold targets within a 22- km-long, 5-to-8-km wide, northeast-trending structural corridor within the OJVG
  Concession.

  Eastern Side of the Corridor hosts four Golouma Style Higher Grade deposits with combined open-pit and underground potential, similar to shear-hosted vein-type deposits hosted in greenstone belts, as occur in Canada’s Kirkland Lake and Red Lake gold camps and Ghana’s producing gold camps in West Africa. These gold camps are known for deposits with high gold grades, considerable lateral and vertical extensions and very long mine lives.

  Western Side of the Corridor hosts three Masato Style Bulk Tonnage open-pit deposits, numerous similar targets and prospects, as well as the adjacent Sabodala open-pit gold deposit being mined by Mineral Deposits Limited (MDL) of Australia at its 20-sq-km concession.

  Existing resource of 2.19 M oz. Indicated and 0.35 M oz. Inferred is based on drilling only to May 2009 and does not include mineralization drilled below conceptual open pits used to constrain this resource calculation or drilling of five new discoveries, one of which, Kourouloulou, has been upgraded to deposit status. For resource details please refer to Oromin’s News Release dated November 20, 2009.

  Preliminary CIL metallurgical results are excellent, yielding recoveries of 90% at Golouma West and Golouma South, 95% at Masato and 96% at Kerekounda.

  184 holes (130 core, 39 RC and 15 exploration holes) drilled since the May 2009 resource calculation to year-end 2009, successfully focused on adding deep higher-grade underground resources at Kerekounda and other advanced deposits and developing new higher grade open-pit resources at Kourouloulou and several other recent discoveries.

  Financings totalling $26.9 Million completed in 2009, primarily to advance Sabodala, resulting in IAMGOLD acquiring a 16% equity stake in Oromin.

2010 Objectives

  Government Mining Permit expected shortly, following recent approval of the Company’s Strategic Environmental Evaluation (SEE) Report.

  Upgraded feasibility study in progress and scheduled for completion at the end of Q2 2010, to allow OJVG to fast-track development of the project.

  Decision to advance to feasibility rather than optimize the August, 2009 engineering study based on rapidly expanding potential of the project.

  Q2 2010 Feasibility Study will be based on an updated resource estimate for five advanced deposits (Golouma West, Golouma South, Masato, Kerekounda, Kourouloulou) and two other deposits (Niakafiri SE and Maki Medina).

  Feasibility Study to focus on a proposed open-pit/underground mine complex, with initial production from five deposits feeding a central carbon-in-leach (CIL) mill with a capacity of 4,400 tonnes per day (TPD). Mill capacity can be increased to about 7,000 TPD when processing soft oxide and saprolite ores.

  Preliminary gold recoveries of 80% for Masato’s oxide mineralization suggest potential for future heap leach mining. This opportunity will continue to be evaluated, however the higher daily throughput option (CIL) currently appears more favourable.

  Four drills presently assigned to feasibility engineering and geotechnical drill program.

  Three additional drills being mobilized to continue advanced exploration and resource drilling including deeper evaluation targeting higher-grade underground resource expansion at all of the known deposits.

  OJVG working towards reporting resources at four new discoveries – Golouma Northwest, Kobokoto, Koulouqwinde and Koutouniokollo – after completion of the Feasibility Study.

  Regional exploration will aggressively continue to evaluate 18 high-potential gold targets.

  Environmental and Social Impact Assessment to be completed in 2010.

  Social programs and community consultation have resulted in strong government and local support for the project and will continue in the years ahead.

Drilling Extends Mineralization at Deposits and Expands Resource Potential

Previous resource drilling (to May 2009) has focused on the Golouma Style Higher Grade deposits (Golouma West, Golouma South, Kerekounda and Kourouloulou) on the Eastern Side of the Corridor and the Masato Style Bulk Tonnage open pit deposits (Masato, Niakafiri SE and Maki Medina) on the Western Side of the Corridor. (See attached map and resource table).

More recent drilling is primarily focused on outlining additional resources at the Golouma area deposits within the Golouma Style Higher Grade Gold Trend, including drilling the high-grade, down-dip extensions of current indicated resources at the Kerekounda, Golouma West and Golouma South Deposits and defining two recent high-grade discoveries, Kourouloulou (formerly Epsilon) and Koulouqwinde (formerly Cloverleaf).

These deposits are all situated within easy trucking distance of each other. Potential exists for some of the higher grade deposits to coalesce at depth.

Underground drill testing is generally on 20-metre spacings; initial open-pit testing is on 40-metre spacings and is reduced to 20-metre spacings where deemed necessary.

The attached tables set out selected historic and recent drilling results at each of the advanced deposits with existing resources, or which have been or are poised to be upgraded to deposit status.

Golouma Style Higher Grade Gold Trend

Golouma West Deposit:

  24 new core holes have been drilled at Golouma West beyond the drill-holes used in last year’s resource estimate. This drilling has targeted higher grade mineralization as deep step-out holes, both down-dip and laterally from previously defined Indicated Resources. Drilling thus far has tested the Golouma West deposit over a strike extent of 1,100 metres and to average down-dip depths of 420 metres. Favourable results have confirmed expansion opportunities both laterally and to depth at this advanced open- pit/underground deposit.

  Recent highlights include hole DH-539, which returned 17.54 g/t gold over 10 metres, and hole DH-617, which returned 10.04 g/t gold over 8 metres. Hole DH-617 is the deepest down-dip intersection within one of the high-grade shoots comprising the underground mining opportunity at the Golouma West deposit. The 10.04 g/t gold over 8 metre intersection in hole DH-617 is located at a down-dip depth of 350 metres, 30 metres further down-dip below DH-539, and is an excellent example of resource- additive higher grade targeting of the underground deep-drilling resource program.

  The Golouma West Deposit remains open for expansion both to depth and to the North and South on the Western limb.

Golouma South Deposit:

  Nine new core holes have been drilled at Golouma South beyond the drill-holes used in last year’s resource estimate. This drilling has also targeted higher grade mineralization as deep step-out holes, both down-dip and laterally from previously defined indicated resources. Drilling thus far has tested the Golouma South deposit over a strike extent of 650 metres and to average down-dip depths of 250 metres.

  Favourable results to date have confirmed expansion opportunities laterally and at depth at this advanced open-pit/underground deposit.

  Recent deep drilling results continue to intersect strong mineralization beyond previous resource outlines including 8.01 g/t gold over 6 metres and 12.24 g/t gold over 7 metres both of which are in excess of 250 metres depth. The deposit remains open for expansion both to depth and laterally along trend.

Kerekounda Deposit:

  24 new core holes and 13 RC holes have been completed to year-end 2009 since the previous resource estimate, primarily as deep step-outs targeting higher grade mineralization both down-dip and laterally from previously defined Indicated Resources. These successful holes have confirmed that the higher grade zones comprising the combined open-pit/underground deposit remain open to expansion, both laterally and to depth, providing a future resource expansion opportunity. Drilling thus far has tested the Kerekounda deposit over a strike length of 390 metres and to average down-dip depths of 450 metres. Results from these holes will be included in the Q2 2010 resource update.

  Drilling highlights include 15.33 g/t gold over 12 metres and 10.12 g/t gold over 13 metres and 25.34 g/t gold over 7 metres. Recent deep drilling continues to return positive results, notably 7.17 g/t gold over 9 metres and 7.89 g/t gold over 4 metres both of which are below 350 metres in depth.

  The deposit remains open for expansion both to the south and to depth.

Kourouloulou Deposit (formerly Epsilon):

  66 new core holes and 3 new RC holes were drilled at this newly discovered open- pit/underground deposit. This drilling outlined a multiple quartz vein system over a strike length of 220 metres and to depths of 200-225 metres. Results from these 69 holes (plus subsequent holes completed in advance of the data cut-off date) will be included in the Q2 2010 resource update.

  Recent highlights include: 23.53 g/t gold over 12 metres, 10.20 g/t gold over 12 metres, 196.27 g/t gold over 4 metres and 24.56 g/t gold over 7 metres.

  The deposit remains open for expansion both to depth and to the west.

Masato Style Bulk Tonnage Gold Trend

Oromin has also completed limited additional drilling at the bulk-tonnage deposits on the Western Side of the Corridor (see attached map). These deposits are similar to or extensions of the two main deposits being mined at MDL’s newly commissioned Sabodala Mine, which reports 3.5 million ounces in total resources.

  Masato: This deposit has significant oxide mineralization and offers excellent potential to expand existing bulk-tonnage resources (1.22 M oz. Indicated and 71,000 oz. Inferred) as it encompasses multiple parallel zones traced over 2 km on surface. It also may have higher grade underground potential, as shown by recent drilling results: notably 8.92 g/t gold over 9 metres; 14.12 g/t gold over 8 metres; 17.26 g/t gold over 12 metres; and 48.54 g/t gold over 2 metres. Additional deep drilling will further test this advanced deposit’s underground potential.

  Niakafiri SE: This deposit also has significant oxide mineralization potential and represents the southern extension of MDL’s Niakafiri Deposit (540,000 oz.) to the north. The most recent resource calculation has outlined an initial inferred resource of 119,000 ounces at the Niakafiri SE deposit. It is coincident with an 8-km-long gold-in- soil geochemical anomaly associated with the Masato Deposit to the north, but has only been tested by limited drilling over a 900-metre extent and remains open for expansion both along trend and to depth. Resource expansion drilling is planned for the second half of 2010.

  Maki Medina: Only limited wide-spaced shallow drilling has been completed to date over a 1.2-km extent. The most recent resource calculation has outlined an initial inferred resource of 70,000 ounces at Maki Medina. This deposit has significant oxide potential based on the limited drilling completed and remains open for expansion both laterally and to depth. Resource expansion drilling is planned for Q1 of 2010.

Emerging Deposits and Priority Targets

The district-scale OJVG Sabodala Project offers excellent potential for significant new deposits, with 4 new discoveries and 18 targets identified to date (in addition to 7 deposits listed above). The most advanced of these, Koulouqwinde, is poised to become the newest deposit.

Koulouqwinde (formerly Cloverleaf):

  20 new RC holes and 1 new core hole have been drilled to follow up previous favourable results at this high-potential target. Drilling has now tested the Koulouqwinde vein system over a strike extent of 200 metres and to a down-dip depth of 150 metres. Koulouqwinde remains open for expansion both laterally and to depth. Results to date suggest it will soon be categorized as the newest gold deposit, offering both a higher grade open-pit and an underground mining opportunity for OJVG. The objective of recent drilling is to gather sufficient drill data for inclusion in the Q2 2010 resource update.

  Significant results from recent drilling include: 14.24 g/t gold over 7 metres and 13.13 g/t gold over 3 metres, 5.89 g/t gold over 5 metres, 16.60 g/t gold over 1 metre, 41.99 g/t gold over 1 metre and 96.45 g/t gold over 1 metre.

Kobokoto South

  Kobokoto South is part of the broad Kobokoto target area which is comprised of multiple gold-in-soil geochemical targets within windows of a lateritic-covered plateau measuring at least 2,500 by 3,000 metres.

  Recent trenching at Kobokoto South has confirmed near-surface oxide mineralization similar to that occurring at the Masato, Niakafiri SE and Maki Medina Deposits (Masato Style Bulk Tonnage deposits). Trenching highlights include: 1.25 g/t gold over 35 metres, 1.91 g/t gold over 9 metres; and 3.42 g/t gold over 5 metres. Additional trenching and exploration drilling are planned for Q1 2010, with resource drilling to follow in Q2 2010.

Koutouniokollo

  This newest priority target is situated south of the Golouma West, Golouma South, Kerekounda, Kourouloulou deposits and the Koulouqwinde target within the Golouma Style Higher Grade Gold Trend. New trenching results show potential for both bulk- tonnage and higher grade deposits within two separate mineralized trends. Trenching has thus far tested the 200 metre by 400 metre gold-in-soil geochemical target, which is coincident with a topographic high within a very extensive area of lateritic cover.

  Trenching of the bulk-tonnage NE-oriented structure returned 1.45 g/t gold over 36 metres. Trenching of the higher grade NW trend returned 2.84 g/t gold over 3 metres; 16.37 g/t gold over 3 metres and 42.76 g/t gold over 3 metres. Additional trenching through the lateritic cover along the mineralized trends is planned for Q1 2010, with initial resource drilling to follow.

Golouma NW

  This priority target consists of a northwest-trending, shear-hosted quartz vein system coincident with a gold-in-soil geochemical target measuring approximately 450 metres by 100 metres. Initial drilling results include 6.66 g/t gold over 5 metres and 2.21 g/t gold over 10 metres. More drilling is planned for Q2 2010.

Feasibility Study

The Feasibility Study being prepared by SRK Consulting and Ausenco Limited is estimated to cost $3.2 million, exclusive of geotechnical drilling and environmental permitting costs, and is scheduled for completion by the end of June 2010.

The upgraded study will examine mining sequences, production schedules and project economics for the bulk-tonnage Masato Deposit and four higher-grade open-pit/underground deposits — Golouma South, Golouma West, Kerekounda and Kourouloulou (and possibly others) — and also include further metallurgical testwork to confirm CIL-only process recoveries in the range of 90% to 96% for these five deposits. See our January 19/2010 news release for further details.

Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has verified the data disclosed in this news release. William Bond, P. Geo., is also a qualified person for the purposes of National Instrument 43-101, and has supervised geologic field procedures. TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and oil & gas exploration, price volatility in the commodities we seek, and operational and political risks.

Schedule

Golouma West Gold Deposit (Selected Historic Results)
Drill Hole	From – To (m)	Interval (m)	Gold (g/t)

RC-49	152.-166 incl.152-157	14 5	7.36 13.20
RC-60	112-123 incl.114-116	11 2	14.35 61.88
RC-76	20-36 incl.33-35 64-87 incl.75-77	16 2 23 2	3.09 9.69 4.15 10.17
RC-93	47-54 incl.49-50	7 1	7.83 39.99
RC-115	187-197 incl.191-194	10 3	4.51 9.09
RC-120	136-140 incl.136-138	4 2	9.36 15.68
RC-125	104-117	13	3.86
RC-153	94-100 incl.99-100	6 1	5.58 12.28
RC-216	3-8 45-53 incl.51-53 195-198	5 8 2 3	2.46 14.57 40.62 6.71
DH-50	44-53 incl.45-47	9 2	7.79 18.95
DH-154	128-138 incl.131-133	10 2	6.91 19.69
DH-168	238-256 incl.254-256	18 2	4.80 18.83
DH-179	199-206	7	4.75
DH-210	28-34 incl.31-32	6 1	5.55 17.01
DH-226	163-182 and 178-181 200-209 incl.207-208	19 3 9 1	5.66 10.59 5.28 16.94
DH-239	161-165 incl.162-163	4 1	13.02 25.96
DH-429	262-272 incl.266-269	10 3	8.59 23.94
DH-430	283-288 incl.284-285	5 1	46.90 165.60
DH-434	304-313	9	13.39
DH-517	275-279	4	6.27
DH-526	302-305	3	9.94
DH-539	311-321 incl.315-317	10 2	17.54 65.69
DH-587	120-137 incl.128-132	17 4	2.84 5.41
DH-590	237-242	5	4.07
DH-617	325-333 incl.325-326	8 1	10.04 46.98

Mineralized intervals are based on 1-metre composite samples utilizing 0.5 g/t and 1.0 g/t gold cut-off levels with a maximum internal dilution of 2 metres. No cutting of gold assays has been employed for reported intervals. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Schedule

Golouma South Gold Deposit (Selected Historic Results)
Drill Hole	From – To (m)	Interval (m)	Gold (g/t)

RC-10	94-103 incl.99-101	9 2	24.58 98.77
RC-26	0-16 incl.10-13 61-67	16 3 6	6.66 14.61 2.63
RC-127	157-171 incl.157-163 incl.157-158	14 6 1	7.06 14.32 30.18
RC-134	9-21 incl.16-20	12 4	4.84 10.41
RC-192	112-116 incl.113-114 120-138 incl.120-122 and 125-128	4 1 18 2 3	8.26 27.74 8.41 19.19 24.07
RC-194	78-97 incl.86-88	19 2	8.83 41.00
RC-265	106-111 incl.107-108 117-119	5 1 2	12.62 49.21 7.16
RC-555	159-168	9	12.79
RC-557	257-263	6	8.01
DH-11	40-63	23	6.64
DH-42	50-59 incl.50-52	9 2	8.55 18.12
DH-61	118-134 141-147	16 6	4.99 2.41
DH-138	44-51 73-76 79-82	7 3 3	7.12 3.13 2.23
DH-188	7-19 incl.11-15	12 4	10.95 21.46
DH-196	110-125 incl.112-113	15 1	5.91 52.19
DH-247	11-21 incl.16-17 24-32 incl.26-28	10 1 8 2	5.89 24.07 2.25 6.18
DH-316	199-204 incl.202-203 211-220 incl.216-219	5 1 9 3	15.01 46.30 5.26 9.60
DH-519	262-273	11	8.26
DH-523	275-280	5	5.55
DH-528	200-204	4	12.52
DH-545	38-46 incl.38-42	8 4	4.29 6.04
DH- 548	51-55 incl.54-55	4 1	4.71 13.99

Mineralized intervals are based on 1-metre composite samples utilizing 0.5 g/t and 1.0 g/t gold cut-off levels with a maximum internal dilution of 2 metres. No cutting of gold assays has been employed for reported intervals. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Schedule

Kerekounda Gold Deposit (Selected Historic Results)
Drill Hole	From – To (m)	Interval (m)	Gold (g/t)

RC-458	112-122	10	7.15
RC-460	160-164	4	9.51
RC-463	66-73	7	25.34
RC-484	164-176 incl. 168-169 and 175-176	12 1 1	4.45 15.98 25.96
RC-515	168-175 incl. 168-169	7 1	11.29 65.72
RC-525	48-60 incl. 49-52	12 3	6.47 16.97
RC-535	86-98	12	15.33
RC-566	192-198 incl. 192-193	6 1	6.13 28.28
RC-600	47-54 incl. 47-51	7 4	8.53 13.89
RC-611	241-246	5	10.70
DH-360	41-50 incl. 41-44 44-45 45-50	9 3 1 5	52.61 15.68 407.00 3.89
DH-362	106-112 incl. 110-111	6 1	13.18 67.42
DH-367	61-65	4	48.68
DH-376	46-55	9	15.51
DH-378	35-42	7	12.87
DH-390	139-145 incl. 140-141 and 143-144	6 1 1	35.41 52.23 157.40
DH-414	150-160 incl.156-159	10 3	8.52 21.29
DH-424	112-116	4	14.89
DH-426	287-300	13	10.12
DH-445	251-265 incl. 254-259	14 5	4.08 7.30
DH-448	234-245 incl. 241-245 255-260	11 4 5	5.96 10.66 4.58
DH-458	112-122 incl.112-116	10 4	7.15 16.65
DH-468	311-318	7	12.45
DH-488	360-369	9	7.17
DH-589	308-311 335-336	3 1	8.35 9.00
DH-596	325-335 incl.328-331	10 3	4.87 7.89
DH-605	319-321 incl.320-321	2 1	28.05 53.10

Mineralized intervals are based on 1-metre composite samples utilizing 0.5 g/t and 1.0 g/t gold cut-off levels with a maximum internal dilution of 2 metres. No cutting of gold assays has been employed for reported intervals. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Schedule

Kourouloulou Gold Deposit (Selected Historic Results)
Drill Hole	From – To (m)	Interval (m)	Gold (g/t)

RC-170	76-79	3	50.39
RC-174	89-93 incl.91-92	4 1	12.50 41.19
RC-176	51-56	5	19.97
RC-177	38-41 incl.38-39	3 1	16.33 30.32
RC-268	153-156 159-164 incl.160-161 167-173 incl.167-170	3 5 1 6 3	5.00 7.40 29.25 13.08 23.75
RC-578	56-68	12	10.20
RC-579	192-204 209-217	12 8	23.53 16.54
RC-637	35-42	7	24.56
RC-639	15-22 incl.15-16 incl.18-19	7 1 1	4.13 11.44 13.72
DH-67	145-147	2	25.07
DH-72	81-84 incl.81-82	3 1	98.37 289.00
DH-73	162-170 incl.163-166	8 3	17.61 38.36
DH-456	104-106	2	13.09
DH-505	40-44	4	81.10
DH-520	48-51	3	27.79
DH-522	52-56	4	196.27
DH-524	161-162	1	58.02
DH-540	93-95	2	29.26
DH-544	77-79	2	14.13
DH-557	41-43	2	7.04
DH-560	78-81 incl.79-80	3 1	16.83 45.28
DH-568	47-49 incl.48-49	2 1	29.64 50.91
DH-579	24-30 incl.27-30 105-107	6 3 2	6.87 11.95 6.61
DH-581	65-67	2	6.17
DH-588	83-84 182-183	1 1	35.39 15.50
DH-592	147-148	1	6.17
DH-594	203-204	1	6.53
DH-597	38-43 incl.42-43 103-108 incl.103-105	5 1 5 2	5.35 17.70 14.50 33.66

Mineralized intervals are based on 1-metre composite samples utilizing 0.5 g/t and 1.0 g/t gold cut-off levels with a maximum internal dilution of 2 metres. No cutting of gold assays has been employed for reported intervals. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Schedule

Masato Gold Deposit (Selected Historic Results)
Drill Hole	From – To (m)	Interval (m)	Gold (g/t)

RC-154	98-106	8	2.25
RC-160	21-35 incl. 22-27	14 5	2.27 3.49
RC-162	42-69	27	2.26
RC-166	29-42 55-79 incl. 64-68 incl. 65-66	13 24 4 1	2.65 2.49 8.40 20.00
RC-180	103-118 incl. 106-108	15 2	2.23 5.83
RC-203	83-101 incl. 85-89	18 4	2.10 5.49
RC-319	6-22 incl. 12-16 53-67 incl. 62-66	16 4 14 4	1.83 3.53 2.35 4.90
RC-333	188-215 incl. 188-193 and 198-201	27 5 3	1.93 4.01 4.59
DH-09	0-39 incl. 0-5 and 18-26	39 5 8	1.83 3.68 4.09
DH-95	85-107	22	2.44
DH-106	26-42	16	2.15
DH-116	72-87 incl. 81-82	15 1	2.64 13.68
DH-237	126-150 and 141-148 154-175	24 7 21	2.00 3.86 1.11
DH-279	154-168 incl. 156-164 175-203 incl. 184-197	14 8 28 13	3.64 5.70 2.56 3.64
DH-303	159-190 incl. 168-171 200-208	31 3 8	1.59 5.06 1.68
DH-312	180-205 incl. 183-195 incl. 189-190	25 12 1	8.86 17.26 124.50
DH-341	51-62 incl. 59-62	11 3	2.88 5.48
DH-383	0-14 incl. 6-14	14 8	1.80 2.55
DH-454	9-36	27	2.85
DH-457	23-58	35	1.91
DH-465	51-62	11	2.61
DH-475	34-44 incl. 36-38 54-57 64-68	10 2 3 4	2.76 5.67 2.61 1.48

Mineralized intervals are based on 1-metre composite samples utilizing 0.5 g/t and 1.0 g/t gold cut-off levels with a maximum internal dilution of 2 metres. No cutting of gold assays has been employed for reported intervals. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Schedule

Koulouqwinde Prospect (Selected Historic Results)
Drill Hole	From – To (m)	Interval (m)	Gold (g/t)

RC-642	130-131 141-143 147-148	1 2 1	3.50 6.16 41.98
RC-643	74-75	1	13.51
RC-644
RC-648	16-19 125-126	3 1	5.18 7.00
RC-649	74-77 incl.74-75 150-152	3 1 2	13.13 29.46 9.49
RC-653	156-157	1	96.45
RC-659	23-25 114-115	2 1	2.52 16.60
RC-660	139-144 incl.140-141	5 1	5.89 26.42
DH-337	47-48 168-171	1 3	9.50 3.45
DH-343	42-47	5	2.23
DH-349	50-52	2	2.61
DH-489	50-52 108-109	2 1	8.64 15.81

Mineralized intervals are based on 1-metre composite samples utilizing 0.5 g/t and 1.0 g/t gold cut-off levels with a maximum internal dilution of 2 metres. No cutting of gold assays has been employed for reported intervals. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Mineral Resource Estimate - May 2009
Structural Corridor
Masato Deposit
Sabodala Gold Mine
3.0 Million Ounces Resource
Niakafiri Deposit
540,000 Ounces Resource
Masato Style Bulk Tonnage Gold Trend
Golouma Style Higher Grade Gold Trend
Niakafiri Southeast Deposit
Kerekounda Deposit
Golouma West Deposit
Kourouloulou Deposit
Maki Medina Deposit
Golouma South Deposit
RANDGOLD Resources Massawa Discovery 10 kilometres
Legend
OJVG Gold Project
Senegal, West Africa
OROMIN JOINT VENTURE GROUP